November 14, 2012

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	Tech Data Corporation

Commission File No. 0-14625

Dear Ms. Collins:

We are in receipt of the Securities and Exchange Commission (“SEC”) Staff’s (the “Staff”) letter of comment, dated November 6, 2012, (“Comment Letter”) regarding our October 24, 2012 response to the SEC Staff’s letter of comment dated September 11, 2012 regarding Tech Data Corporation’s (“Tech Data” or the “Company”) Form 10-K for the fiscal year ended January 31, 2012 (“Form 10-K”).

For the convenience of the Staff, the comment is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us”, and “our” refer to the Company.

The Company’s response is as follows:

Form 10-K for the Fiscal Year Ended January 31, 2012

Notes to Consolidated Financial Statements

Note 13. Commitments and Contingencies

Contingencies, page 57

1.	We note your response to prior comment 2 where you indicate that “as stated in the disclosure,” the company has determined that the risk of loss for a significant portion of the VAT claims is remote. Please tell us where, in your 1934 Act filings, you have included these disclosures or revise to include such assertions in future filings. To the extent you are unable to assert that the risk of loss is remote, please revise to clarify whether there is at least a reasonably possibility that a loss exceeding amounts may have been incurred and either disclose an estimate of the additional loss or range of loss or state that such an estimate cannot be made. Please provide the revised disclosures that you intend to include in your next Form 10-Q.

Response to Comment 1.

The Company believes that the language on page 57 of the Form 10-K that reads, “It is management’s opinion, based upon the opinion of outside legal counsel, that the Company has valid defenses related to a substantial portion of these assessments”; indicates that the probability of loss is remote, although the language does not use the specific term. However, the Company proposes to include the following disclosure in our next periodic Form 10-Q filing:

“Prior to fiscal 2004, one of the Company’s European subsidiaries was audited in relation to various value-added tax (“VAT”) matters. As a result of those audits, the subsidiary received notices of assessment that allege the subsidiary did not properly collect and remit VAT. Management has concluded, based upon the opinion of outside legal counsel, that the risk of loss for a significant portion of these assessments is remote and has therefore not accrued any amount on that portion of the claim. The Company’s financial statements include an accrual for the exposure related to these assessments for which a loss is considered probable. Although the Company is vigorously pursuing administrative and judicial action to challenge the assessments, the ultimate outcome of litigation cannot be predicted with absolute certainty. If the courts were to reach a ruling that is adverse to the Company on the entire claim, a significant portion of the claim would be in excess of the amounts accrued, and while such ruling would not be material to the Company’s consolidated net assets or liquidity, it could be material to the Company’s operating results for any particular period, depending upon the level of income for such period.”

Tech Data acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings with the SEC;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions with respect to this matter, please do not hesitate to contact me at (727) 538-7825 or Joseph B. Trepani, Senior Vice President and Corporate Controller, at (727) 538-7060.

Sincerely,

/s/ Jeffery P. Howells

Jeffery P. Howells
Executive Vice President and Chief Financial Officer

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